GRAUBARD MILLER THE CHRYSLER BUILDING 405 LEXINGTON AVENUE NEW YORK, N.Y. 10174-1901 (212) 818-8800
FACSIMILE (212) 818-8881	DIRECT DIAL NUMBER
(212) 818-8638
EMAIL ADDRESS
jgallant@graubard.com

August 31, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Highlands Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed on August 7, 2007 File No. 333-143599

Dear Mr. Reynolds:

On behalf of Highlands Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 24, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Edwin S. Kim. In addition, we are delivering the ancillary documents related to the Company's directed unit program referenced on pages 110 and 111 of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.

Please incorporate your response to comment five of our letter dated July 11, 2007, with regard to the factors that the company used to value the offering at $100,000,000 (or $115,000,000 if the underwriter’s over-allotment is exercised in full), in the appropriate places in the registration statement. Also, please address and disclose in the appropriate places, the factors you considered in determining that the company might need $98,250,000 (or $112,650,000 if the underwriter’s over-allotment is exercised in full) in the trust fund to effect the business combination contemplated by the registration statement. The amendment does not appear to address the factors and motivations used by the company to determine the trust fund’s valuation.

Securities and Exchange Commission

August 31, 2007

We have revised the disclosure on page 21 of the Registration Statement as requested.

2.

We note your response to comment six of our previous letter and we reissue the comment. Please clearly disclose in the registration statement, such as the summary section, that management could pursue acquisitions of companies that are a portfolio company of or have otherwise received a financial investment from affiliated funds or are affiliates of officers, directors, or founders.

We have revised the disclosure on page 60 of the Registration Statement as requested.

3.

The staff has reviewed your changes in response to comment seven of our previous letter. However, the changes do not appear to explain why or what factors management would use to choose an investment outside of the healthcare industry. Further, once management has made the decision to invest or evaluate a business outside of the healthcare industry, the disclosures fail to discuss what objective criteria management would use to evaluate such opportunities or how that criterion differs from the healthcare industry. Merely stating that the company would hire outside advisors is insufficient.

There are no specific factors management would use to choose an investment outside of the healthcare industry. Instead, if an opportunity outside the healthcare industry was presented to the Company that was determined to be in the Company’s stockholders’ best interests, the Company would be able to pursue such opportunity. We have revised the disclosure on page 56 of the Registration Statement to clarify the foregoing. We have also revised the disclosure on page 62 of the Registration Statement to indicate what criteria management would use to evaluate such opportunities.

4.

We note your response to comment nine of our previous letter. Please advise us of the exhibit(s) in which the founders have agreed that they will not transfer ownership interests in the entities that purchased or will purchase the securities; otherwise, please file the agreement(s) as an exhibit(s), In addition, we note that in the escrow agreement, Exhibit 10.12, the underwriter has the right to waive any transfer restrictions. Please include this disclosure in the prospectus or advise us why no revision is necessary.

The agreement referred to above was solely a verbal agreement. However, this verbal agreement has been reduced to a written agreement and has been filed as Exhibit 10.18 with Amendment No. 2. We have revised the disclosure on page 90 of the Registration Statement to indicate that the above-referenced transfer restrictions may not be amended without the prior consent of Citigroup Global Markets Inc. and that Citigroup Global Markets Inc. has informed the Company that it currently has no intention of waiving such restrictions.

Securities and Exchange Commission

August 31, 2007

5.

We note the revised disclosure on page 2 in regards to certain factors in which officers and non-independent directors have agreed to present business opportunities to the company prior to any other person or entity. However, we also note the disclosure that these obligations are subject to any pre-existing fiduciary or other obligations the officer or non-independent director may owe to another entity.” Please disclose here, clearly and briefly, the extent of pre-existing fiduciary obligations that the officers and non-independent directors have which would have priority over the company and the obligations in the agreement.

We have revised the disclosure on page 2 of the Registration Statement as requested.

Risk Factors, page 24

6.

We note that the first risk factor on page 37 indicates that the founders, including officers and directors, control a substantial interest in the company, Please disclose whether the founders, including officers and directors, intend to purchase additional units or shares of common stock from the company in the offering or later private placements, or from persons in the open market or private transactions. If so, discuss how these purchases may impact their ability to influence the outcome of matters requiring stockholder approval, such as a business combination.

We have revised the disclosure on page 37 of the Registration Statement as requested.

Proposed Business, page 55

7.

In reference to comment number 18, the original and revised disclosure on the company’s competitive strengths highlights the attractiveness of the company’s corporate structure and its status as a public company to a proposed target business. On page 74 of the amendment, the company lists factors, including the SPAC’s unique structure, which may make it unattractive to potential target businesses. Please balance the disclosure on page 57 to recognize these limitations or advise us why no revision is necessary.

We have revised the disclosure on page 57 of the Registration Statement as requested.

Effecting a Business Combination, page 59

General, page 59

8.	Please disclose whether the independent investment banking firm referred to at the top of page 60 is required to be a member of the Financial Industry Regulatory Authority.

Securities and Exchange Commission

August 31, 2007

We have revised the disclosure on page 60 of the Registration Statement to indicate that the independent investment banking firm would be required to be a member of the Financial Industry Regulatory Authority.

9.

Please revise to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire. Please revise accordingly the disclosure in the “Fair market value of business of businesses” subsection on page 62.

We have revised the disclosure on pages 60 and 63 of the Registration Statement as requested.

Management, page 76

10.	The biographies of Russell Warren, MD., and Russell Warren, Jr., omit any references to Fieldpoint Capital, LLC. Please revise, or explain why no revision is necessary.

We have revised the disclosure on pages 76 and 78 of the Registration Statement as requested.

Executive Officer and Director Compensation, page 80

11.

Please provide additional information regarding William V. Campbell’s investment in Ivy Healthcare Capital’s funds. Please provide enough information to determine if Mr. Campbell is in fact an independent director or advise us why no revision is necessary.

We supplementally advise the Staff that Mr. Campbell is a 1.72% investor in Ivy Healthcare Capital L.P. and a 3.55% investor in Ivy Healthcare Capital II L.P. The Company’s Board of Directors determined that, notwithstanding this investment, Mr. Campbell was independent as defined in Rule 10A-3 of the Exchange Act and the rules of the American Stock Exchange.

Conflicts of Interest, page 82

12.	Please provide disclosure of whether any directors or officer of the company owns (shares, warrants, options, or otherwise) a significant stake in Clarus Corporation.

We have revised the disclosure on page 83 of the Registration Statement as requested.

Securities and Exchange Commission

August 31, 2007

Principal Stockholders, page 86

13.	Please incorporate your response to comment number 30 in the registration statement.

We have revised the disclosure on pages 6 and 99 of the Registration Statement as requested.

Financial Statements

14.	Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

A currently dated consent has been included with Amendment No. 2. We will ensure that the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,
/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Robert W. Pangia